FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, August 24, 2015

FAIRFAX ANNOUNCES APPROVAL OF

AMENDMENTS TO MULTIPLE VOTING SHARE TERMS

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that the proposed amendments to the terms of its multiple voting shares, as described in its management proxy circular dated June 12, 2015 and the supplement dated August 11, 2015, were approved by shareholders at Fairfax’s special meeting held earlier today, with 82.2% of Fairfax’s outstanding subordinate voting shares voting at the meeting. The amendments were approved by 69.7% of the votes cast by holders of Fairfax’s subordinate voting shares and by 68.4% of the votes cast by minority shareholders of Fairfax pursuant to the policies and requirements of the Toronto Stock Exchange and the Canadian securities regulatory authorities.

“We are very gratified that our shareholders, including almost all of our major institutional shareholders, approved the proposal,” said Prem Watsa, Fairfax’s Chairman and Chief Executive Officer. “As my multiple voting shares will not be sold, Fairfax will not be subject to the destabilizing impact of takeovers and we can continue to build shareholder value as we have done effectively for the last 30 years. To our core, we are focused on maintaining our unique decentralized culture and continuing our record of successful fair and friendly acquisitions that will build long term shareholder value.”

Fairfax expects to file articles of amendment giving effect to the amendments to the share conditions on or about August 31, 2015.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:    John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946